

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Mudit Paliwal
Chief Executive Officer and Director
Delta Corp Holdings Limited
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Delta Corp Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 16, 2024**
> **File No. 333-274699**

Dear Mudit Paliwal:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
Risks affecting JVA's Business
JVA's indebtedness may adversely affect JVA's ability to obtain additional funds and may increase JVA's vulnerability to economic..., page 50

1. We note your disclosure that JVA's credit facility contains covenants that place annual restrictions on JVA's operations, including covenants relating to fixed charge coverage ratio, debt to tangible net worth and net worth, and that as of October 31, 2023, JVA has failed to comply with one of these covenants, resulting in an event of default under the loan agreement. You further disclose that the lender has various defenses that it can apply against JVA, which includes up to and calling the line of credit, and that JVA has not received a waiver from the lender. Please disclose the covenant with which JVA has failed

to comply and describe any plans to regain compliance. We also note that on page F-16, you disclose that the outstanding line of credit was $9,620,000 as of October 31, 2023, and note your disclosure that JVA's line of credit is maturing on June 30, 2024. If you believe there is a material risk that the combined company would still be in default under the JVA credit facility after the Closing of this transaction, please add prominent disclosure about this risk to the Summary. In this regard, we note that it appears you may lack sufficient pro forma liquidity to repay the amount outstanding on the line of credit.

Exhibits

2.   We note that the legality opinion filed as Exhibit 5.1 describes the registration statement as registering the offer and sale of up to 119,344,963 ordinary shares. However, this does not appear to be consistent with the prospectus cover page. Please obtain and file a revised opinion.

Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sarah E. Williams